UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-14768

NSTAR

Boston Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

800 Boylston Street

Boston, Massachusetts 02199

Telephone: 617-424-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares, par value $1 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐

17CFR240.12d2-2(a)(1)

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17CFR240.12d2-2(a)(2)

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17CFR240.12d2-2(a)(3)

☐

17CFR240.12d2-2(a)(4)

☐

Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒

Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, NSTAR certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 11, 2009	By: /s/ Philip J. Lembo	Vice President and Treasurer
Date	Name	Title

1Form 25 and attached Notice will be considered in compliance with the provisions of 17CFR240.19d-1 as applicable.  See General Instructions.